UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

+41 43 3222510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,542,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,542,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.38%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 390,610

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 390,610

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 390,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.11%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,152,202

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,152,202

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,202

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.27%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,542,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,542,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.38%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,542,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,542,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.38%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,542,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,542,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.38%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,542,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,542,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.38%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveMore Special Situations Fund Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.41%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.42%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Capital AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.83%

14.	Type of Reporting Person (See Instructions) IA

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on March 8, 2016 (the “Initial Schedule 13D”). The Initial Schedule 13D was amended by Amendment No. 1 filed on March 11, 2016, Amendment No. 2 filed on May 2, 2016, and Amendment No. 3 filed on May 25, 2016.  The Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 is further amended by this Amendment No. 4 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein.  All information set forth in the Initial Schedule 13D, as previously amended and as further amended hereby, is incorporated by reference.  All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D, as previously amended.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously reported, a written agreement (the “Agreement”) was entered into on March 3, 2016 by Spear Point Capital Management LLC and FiveT Capital AG, thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisting of the Spear Point Capital Management LLC, Spear Point Capital Partners, LLC, Spear Point Capital Fund LP, Spear Point Condor LP, FiveT Capital AG, FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd  (collectively, the “Group”).  The description of the Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Agreement, a copy of which was filed with the Initial Schedule 13D as Exhibit 99.2.  As set forth in the Agreement, the purpose of the Group was to nominate individuals for election as directors (“Group Nominees”) at the Annual Meeting of Stockholders of the Issuer that was to be held in 2016 (the “2016 Annual Meeting”) and to vote for the election of such Group Nominees.  While the Group made such nominations in accordance with the Issuer’s policy and bylaw requirements, the Issuer rejected such nominations, claiming that the Group’s nomination notice was defective.  The Group vehemently disagreed with this view, and found the Issuer’s actions rejecting the Group’s nominations to be without legal foundation.  Due to the Issuer’s refusal to allow the Group’s nominations to proceed, the Group refused to attend the 2016 Annual Meeting.  Subsequently, the Issuer reported that a quorum of stockholders attended the 2016 Annual Meeting, and that the Issuer’s unopposed nominees were elected to the Board.  Despite the lack of foundation for the Issuer’s rejection of the Group’s nominations, the Group has not pursued litigation.

The Agreement has terminated.  There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Spear Point Reporting Person and the FiveMore Reporting Persons.  The Spear Point Reporting Person and the FiveMore Reporting Persons do not together have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Accordingly, the previously formed “Group” has terminated, and the Reporting Persons file this final Amendment terminating their Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended to restate the interest of the Reporting Persons in securities of the Issuer as follows:

(a) and (b)

The percentages referenced below were determined based on a total of 35,225,824 shares of Common Stock outstanding as of October 31, 2016, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed November 2, 2016.

Spear Point Capital Fund LP beneficially owns, and has voting power and disposition power over, 390,610 shares of Common Stock, representing an aggregate of 1.11% of the outstanding shares of Common Stock.  Spear Point Condor LP beneficially owns, and has voting power and disposition power over, 1,152,202 shares of Common Stock, representing an aggregate of 3.27% of the outstanding shares of Common Stock.  Neither Spear Point Capital Fund LP nor Spear Point Condor LP has any beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

None of Spear Point Capital Management LLC, Spear Point Capital Partners LLC, or Messrs. Bienvenu, Colhoun and Mysogland own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,542,812 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.38% of the outstanding shares of Common Stock.  As general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has voting and disposition power over, and therefore, beneficial ownership of, the aggregate of 1,542,812 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.38% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,542,812 shares of Common Stock beneficially owned by the other Spear Point Reporting Persons, representing an aggregate of 4.38% of the outstanding shares of Common Stock.

FiveMore Special Situations Fund Ltd beneficially owns, and has voting power and disposition power over 1,200,0000 shares of Common Stock, representing an aggregate of 3.41% of the outstanding shares of Common Stock.  FiveT Investment Management Ltd beneficially owns, and has voting power and disposition power over 500,0000 shares of Common Stock, representing an aggregate of 1.42% of the outstanding shares of Common Stock.  By virtue of the relationships described under Item 2 of this Schedule 13D, FiveT Capital AG may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,700,000 shares of Common Stock beneficially owned by FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd, representing 4.83% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares covered by this Schedule 13D other than shares directly owned by such Reporting Person.  Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any shares held by any other person, or (ii) the beneficial owner of any shares held or beneficially owned by any member of the Group other than such Reporting Person.  The filing of this Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which such Reporting Person does not have a pecuniary interest.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital LP in the Common Stock within the last sixty days, which were all in the open market, are set forth in the chart below.  None of FiveMore Special Situations Fund Ltd, FiveT Investment Management Ltd or Spear Point Condor LP had any purchases or sales of Common Stock within the last sixty days.

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
12/27/16	(21,084)	$0.86
12/28/16	(4,648)	$0.83
12/28/16	(1,154)	$0.83
12/28/16	(36,905)	$0.83
12/28/16	(28,743)	$0.83
12/28/16	(6,850)	$0.83

(d) Not applicable.

(e) Upon termination of the Group on the date hereof, no Reporting Person is beneficial owner of more than five percent of the Common Stock.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Upon the filing hereof, none of the Reporting Persons nor any general partners or managing members of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Power of Attorney filed as Exhibit 24.1 to the Initial Schedule 13D is incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2017

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CONDOR LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

FIVE MORE SPECIAL SITUATIONS FUND LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FIVET INVESTMENT MANAGEMENT LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FiveT Capital AG

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).